UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 August, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Reg. 2002/031431/06
Registered and Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
www.sibanyegold.co.za
Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Barry Davison* Rick Menell*
Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*
Cain Farrel (Corporate Secretary) (*Non-Executive)
Vat No. 473 020 9410
MEDIA RELEASE:
SIBANYE GOLD REPORTS EXCELLENT INTERIM RESULTS
Salient features for the six months ended 30 June 2013

Westonaria, 13 August 2013: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) reported positive results in its inaugural results as an independent company.

Gold production for the six months ended 30 June 2013 was 23% higher at 20,413kg (656,300oz), than in the six months ended 31 December 2012, with total cash cost of R289,031/kg (US$983/oz)
and Notional cash expenditure (NCE), which includes capital expenditure, of R359,114/kg
(US$1,221/oz), 12% and 16% lower respectively. Management attributed this to a greater focus and control at the operational level, and the initial benefits from the implementation of Sibanye Gold’s new operating strategy.

Despite a sharp fall in the gold price since mid-April 2013, Sibanye Gold generated an operating profit of R3.3 billion (US$363 million) for the six months ended 30 June 2013 which is 63% higher than in the previous six months ended 31 December 2012. Net cash generated for the period was R1.8 billion (US$197 million).

The first quarter of 2013 was affected by a number of material operational disruptions (the fire at
Beatrix West Section and the Driefontein power outage) but the second quarter, which began to benefit from the new Sibanye Gold operating strategy, was significantly better.
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A 63% increase in operating profit to R3.3 billion (US$363 million)
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A seven fold increase in available cash to R2.1 billion (US$206 million)
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Net debt 51% lower to R1.9 billion (US$188 million)
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A 23% increase in gold produced to 20,413kg (656,300oz)
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16% lower NCE of R359,114/kg (US$1,221/oz)
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All in cost of R375,036 (US$1,275/oz)
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Positive safety trends from 2012 continue
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Bridge loan facility restructured on 8 July 2013 to provide greater flexibility

Neal Froneman, CEO of Sibanye Gold commenting on the results said: “It is pleasing to note that the improving operational trends evident in the second quarter of 2013 have continued into the third quarter. We are beginning to arrest the historical declining production and increasing cost trends that have historically plagued these assets.”

Referring to the possible impact of the lower gold price Froneman said: “Sibanye Gold planned its reserves at R380,000/kg and its production for 2013 at R400,000/kg and at this stage has not had to review those plans. We began implementing cost reduction initiatives in February, well before the gold price began to decline and have not had to take remedial action or gold price related impairments.”

Production of 11,101kg (356,905oz) in the second quarter of 2013 was 19% higher than in the first quarter and comfortably beat our forecast of 10,600kg (340,000oz). Costs similarly were significantly better, with NCE declining by 11% to R340,465/kg (US$1,125/oz), against a forecast of R360,000/kg
(US$1,220/oz). Further improvements are expected, barring any unforeseen disruptions, in the second half of 2013 and into 2014 as the next phases of the new strategy are implemented.

On 8 July 2013, Sibanye Gold restructured its debt, giving it greater financial flexibility and removing the constraint on paying an interim dividend. Moreover, as a result of the restructuring, the final dividend covenant was amended so that the Company may consider increasing the final total dividend from 25% to 35%. This is a strong vote of confidence by the lenders in Sibanye Gold’s cash generative ability. Sibanye Gold remains committed to being a benchmark dividend payer.

Wage negotiations between the South African Gold Mining Industry and Organised Labour began in July 2013. The gold producers, represented by the Chamber of Mines and the unions are currently in mediation, facilitated by the Council for Conciliation, Mediation and Arbitration.

Froneman said that all efforts would be made to avoid strike action, which negatively affected all stakeholders, including and in particular labour, but indicated that Sibanye Gold had prepared for extended strikes and would strive to limit losses should production disruptions occur.

Froneman concluded by saying: “I remain bullish on the future and sustainability of Sibanye Gold.
There is no doubt that the Company is made up of world-class assets both in terms of the people and the ore body.”
The operating and financial results for the period under review are pleasing and support my belief that these assets, despite having been in operation for many decades, are still some of the best gold mines in the world and, will continue to be so for many years to come.”
Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Note to editors:
Sibanye Gold is a proudly South African gold mining company comprising three principal operations, namely Kloof and
Driefontein in the West Wits area and Beatrix in the Free State. Sibanye Gold is one of the largest gold producers in South
Africa and among the top 10 largest gold producers in the country.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 14, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer